Exhibit 21.1

SUBSIDIARIES OF FIDUS INVESTMENT CORPORATION

Name	Jurisdiction
BBRSS Blocker Corp.	Delaware
FCDS Corp.	Delaware
FCMGI, Inc.	Delaware
FCMH Equity Corp.	Delaware
Fidus Investment GP, LLC	Delaware
Fidus Mezzanine Capital, L.P.	Delaware
Fidus Mezzanine Capital II, L.P.	Delaware
Fidus Mezzanine Capital III, L.P.	Delaware
Fidus Investment Holdings, Inc.	Delaware